UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Mobileye N.V.

(Name of Subject Company (Issuer))

Cyclops Holdings, LLC

(Offeror)

a wholly owned subsidiary of

Intel Corporation

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

N51488117

(CUSIP Number of Class of Securities)

Steve Rodgers

Executive Vice President and General Counsel

Intel Corporation

2200 Mission College Blvd.

Santa Clara, California 95054-1549

Telephone: (408) 765-8080

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenton J. King Sonia K. Nijjar Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 +1 650 470-4500	Alexander J. Kaarls Houthoff Buruma Gustav Mahlerplein 50 1082 MA Amsterdam The Netherlands +31 20 605 60 00	Barak S. Platt Yigal Arnon & Co. 1 Azrieli Center Round Building Tel Aviv 6702101 Israel +972 3 608 7777

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,397,689,308.00	$1,784,592.00

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 222,411,106 ordinary shares, nominal value €0.01 per share, of Mobileye N.V. multiplied by the offer consideration of $63.54 per share, (ii) the net offer consideration for 28,435,593 shares issuable pursuant to outstanding stock options with an exercise price less than $63.54 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $63.54 minus the weighted average exercise price for such stock options of $21.27 per share) and (iii) 1,002,756 shares subject to issuance pursuant to restricted share units multiplied by the offer consideration of $63.54 per share. The foregoing share figures have been provided by the issuer to the offeror and are, as of March 31, 2017, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $1,784,592.00	Filing Party: Cyclops Holdings, LLC and Intel Corporation
Form or Registration No.: Schedule TO	Date Filed: April 5, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission on April 5, 2017 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Cyclops Holdings, LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Intel”), for all outstanding ordinary shares, nominal value €0.01 per share (the “Shares”), of Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 34158597 (“Mobileye”), at a price of $63.54 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and conditions set forth in the offer to purchase dated April 5, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase, and the Letter of Transmittal.

(A)    The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)    The phrases:

(a) “(but in any event within two business days thereafter), accept for payment, and (b) at or as promptly as practicable following the Acceptance Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter)” in: (i) the three paragraphs beginning “The Purchase Agreement provides” (A) in the introduction to the Offer to Purchase, (B) under the heading “How long do I have to decide whether to tender my Shares pursuant to the Offer?” on page (iv) of the Summary Term Sheet in the Offer to Purchase, and (C) on page 1 of the Offer to Purchase, (ii) the paragraph beginning “Upon the terms and subject to the conditions” in Section 1 — “Terms of the Offer” on page 6 of the Offer to Purchase, and (iii) the two paragraphs beginning “Subject to the satisfaction or waiver” and “On the terms of and subject to the conditions” in Section 2 — “2. Acceptance for Payment and Payment for Shares” on page 9 of the Offer to Purchase; and

(b) “(but in any event within two business days thereafter), accept for payment, and (b) at, or as promptly as practicable following, the Acceptance Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter)” in the first paragraph in Section 11 under the heading “The Purchase Agreement; Other Agreements — The Purchase Agreement — The Offer” on page 27 of the Offer to Purchase, are hereby replaced with the following phrase:

(but in any event prior to 9:00 a.m. New York City time on the next business day following the Expiration Time), accept for payment, and (b) promptly following the Expiration Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter)

(2)    The paragraphs beginning “In addition, you should be aware” under the heading “If I decide not to tender, how will the Offer affect my Shares and what will happen to Mobileye?” on page ix of the Summary Term Sheet in the Offer to Purchase and in Section 12 — “Purpose of the Offer; Plans for Mobileye” on page 52 of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

In addition, you should be aware that, after amendment of Mobileye’s articles of association, following the Offer Closing, pursuant to the Conversion Resolutions proposed to be approved at the EGM, record ownership of Mobileye shares can only be transferred pursuant to a notarial deed executed before a Dutch notary, which will require compliance with various administrative formalities under Dutch law and will require shareholders to incur costs for Dutch notarial fees when they transfer Mobileye shares. If such amendment to Mobileye’s articles of association becomes effective during the Subsequent Offering Period or the Minority Exit Offering Period, then all transfers of record ownership of the Shares and, following the termination of the listing of the Shares on the NYSE, Shares held in book-entry form through the facilities of the DTC, to Purchaser following such amendment during the Subsequent Offering Period and (if applicable) the Minority Exit Offering Period must be effected by way of a notarial deed executed before a Dutch notary (which will require tendering Mobileye shareholders to execute a power of attorney in coordination with Purchaser, legalized and apostilled, and to provide know-your-customer information, each to the satisfaction of the Dutch civil-law notary); this will cause transfers of record ownership of such Shares to Purchaser during such extensions of the Offer to be substantially more expensive, cumbersome and time-consuming than transfers of record ownership of such Shares to Purchaser prior to the Expiration Time. Any Shares so transferred and tendered will immediately be accepted by Purchaser and promptly paid in cash, at an amount per Share equal to the Offer Consideration, without interest and less applicable withholding taxes. Mobileye shareholders who hold their Shares in book-entry form through the facilities of the DTC will after the amendment of Mobileye’s articles of association continue to be able to transfer ownership of their Shares (including in order to tender their Shares in the Offer) in accordance with the applicable procedures of the DTC for the transfer of book-entry interests in Shares held through DTC, without execution of a Dutch notarial deeds, for as long as the Shares are listed for trading on the NYSE. Please see Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Notarial Deed Requirement” for additional information). Furthermore, you should be aware that after the amendment of Mobileye’s articles of association pursuant to the Conversion Resolutions (approval of which at the EGM includes approval of the restrictions on transfer described below) following the Delisting (the “Delisting Amendment”), any Share acquired by a Mobileye shareholder after the date of the Delisting Amendment would not be transferable prior to March 1, 2019, unless the Mobileye Board has approved such transfer; provided that Intel has agreed to waive any such restriction with respect to Shares which a Mobileye shareholder desires to tender pursuant to the Offer during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period.

(3)    The sentences beginning “If Mobileye’s articles of association are amended during the Subsequent Offering Period” in the paragraphs beginning “Following the Expiration Time, Purchaser intends” in Section 1 — “Terms of the Offer” on page 7 of the Offer to Purchase and “Following the Acceptance Time, Purchaser will provide” in Section 11 — “The Purchase Agreement; Other Agreements” on page 28 of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

If Mobileye’s articles of association are amended during the Subsequent Offering Period pursuant to the Conversion Resolutions proposed to be approved at the EGM by Mobileye shareholders, transfers of record ownership of Shares and, following the termination of the listing of the Shares on the NYSE, Shares held in book-entry form through the facilities of the Depository Trust Company (the “DTC”), and thus tenders of such Shares, can only be effected by way of a deed of transfer executed before a Dutch civil-law notary, which will require any Mobileye shareholder tendering such Shares during such period of time to execute, in coordination with Purchaser, a power of attorney legalized and apostilled, and to provide know-your-customer information, each to the satisfaction of the Dutch civil-law notary (please see Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Notarial Deed Requirement” for additional information). Mobileye shareholders who hold their Shares in book-entry form through the facilities of the DTC will after the amendment of Mobileye’s articles of association continue to be able to transfer ownership of their Shares (including in order to tender their Shares in the Offer) in accordance with the applicable procedures of the DTC for the transfer of book-entry interests in Shares held through DTC, without execution of a Dutch notarial deeds, for as long as the Shares are listed for trading on the NYSE.

(4)    Section 3 — “Procedures for Accepting the Offer and Tendering Shares” beginning on page 10 of the Offer to Purchase is hereby amended and supplemented by adding the following new section entitled “Notarial Deed Requirement” immediately following the section entitled “U.S. Federal Income Tax Information Reporting and Backup Withholding” on page 12 of the Offer to Purchase:

Notarial Deed Requirement. In the event that Mobileye’s articles of association are amended following the Offer Closing pursuant to the Conversion Resolutions proposed to be approved at the EGM (including with respect to any such amendment following the termination of the listing of the Shares on the NYSE) and Mobileye is converted from a public limited liability company (naamloze vennootschap or N.V.) into a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.), then pursuant to mandatory provisions of Dutch law that apply to B.V. entities but not to N.V. entities (specifically, Section 2:196 paragraph 1 of the Dutch Civil Code), a notarial deed executed by a Dutch notary (a “Dutch Notarial Deed”) will be required for all transfers of record ownership of Shares after such amendment has become effective (the “Conversion Amendment”). To the extent the Conversion Resolutions are approved at the EGM, Purchaser will, following the EGM and at least ten business days prior to the Expiration Time, publicly announce its intention to effect the Conversion Amendment as promptly as practicable following the Offer Closing, as well as provide any additional details with respect to the effects of the Conversion Amendment. Mobileye shareholders can avoid the time and cost associated with the requirement of Dutch Notarial Deeds by tendering their Shares prior to the Expiration Time.

When is a Dutch Notarial Deed Required?

Shares Held through DTC. Mobileye shareholders who hold their Shares in book-entry form through the facilities of Depository Trust Company (“DTC”) will after the effectiveness of the Conversion Amendment continue to be able to transfer ownership of their Shares, in accordance with the applicable procedures of DTC for the transfer of book-entry interests in Shares held through DTC, without execution of a Dutch Notarial Deed, for as long as the Shares are listed for trading on the NYSE. After delisting of the Shares from the NYSE, DTC will most likely require the transfer into registered form of all Shares held through DTC. This transfer would require the execution of a Dutch Notarial Deed between the relevant beneficial owner of Shares held in book-entry form through the facilities of DTC, as transferee, and the nominee of DTC (typically Cede & Co.) in whose name such Shares are registered in the Mobileye’s shareholders register, as transferor.

Mobileye shareholders who hold their Shares in book-entry form through the facilities of DTC, and who do not plan to tender their Shares to Purchaser prior to the Expiration Time, are advised to transfer their Shares into registered form prior to the Offer Closing, in order to avoid the incurrence of expenses for notarial fees, and the compliance with other administrative formalities under Dutch law, which are described below at “Requirements for Execution of a Dutch Notarial Deed for the Transfer of Shares.”

Shares Held in Registered Form. Shares that are held in registered form in Mobileye’s shareholder register at the time the Conversion Amendment becomes effective can, after the effectiveness of the Conversion Amendment, only be transferred by way of execution of a Dutch Notarial Deed.

If the Conversion Amendment becomes effective during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), then certain tenders of Shares to Purchaser during the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) may be required to be effected by way of a Dutch Notarial Deed, as more fully described at “Requirements for Execution of a Dutch Notarial Deed for the Transfer of Shares” below.

Requirements for Execution of a Dutch Notarial Deed for the Transfer of Shares

In order to transfer Shares by way of execution of a Dutch Notarial Deed, the following mandatory formalities of Dutch law must be complied with:

(1)	To the extent the transferor or the transferee of Shares is an individual, such person must provide information concerning their nationality, place and date of birth, marital status and residence address, to the Dutch notary before whom the Dutch Notarial Deed is executed.

(2)

To the extent the transferor or the transferee of Shares is a legal entity, partnership or trust, such party must provide the Dutch notary before whom the Dutch Notarial Deed is executed with information concerning its place of organization and other relevant details relating to it, including in some cases the identity of its ultimate beneficial owners. Such a legal entity, partnership or trust must also provide such Dutch notary with the personal details described at (1) above (other than marital status) in respect of the individual who grants the power of attorney to the Dutch notary to execute the Dutch Notarial Deed on behalf of such legal entity, partnership or trust or who signs the Dutch Notarial Deed in person in the presence of the Dutch notary on behalf of the relevant legal entity, partnership or trust. See (3) below.

(3)	Each of the parties to the Dutch Notarial Deed (i.e., the transferor and transferee of Shares) must either provide the Dutch notary before whom the Dutch Notarial Deed is executed with an original power of attorney, in a form prescribed by such Dutch notary, to execute the Dutch Notarial Deed, or must appear in person in The Netherlands to sign the Dutch Notarial Deed in the presence of the Dutch notary before whom the Dutch Notarial Deed is executed. Powers of attorney must be legalized by a local notary in the country where the power of attorney is executed, and the signature of such local notary must be provided with an apostille.

An apostille is a certificate issued by a designated authority in a country where the Hague Convention Abolishing the Requirement for Legalization of Foreign Public Documents, Apostille Convention, is in force. Apostilles authenticate the seals and signatures of officials on public documents. With the help of an apostille, the Dutch notary can verify that the seal and signature of the local notary that legalized the power of attorney are authentic. In case the country of the local notary is not a party to the Apostille Convention, the power of attorney must be legalized by the diplomatic authorities of The Netherlands in the country where the power of attorney is executed.

(4)	Legal entities, partnerships and trusts must provide the Dutch notary before whom the Dutch Notarial Deed is executed with proof of the legal authority of the person who executes the power of attorney to such Dutch notary as described at (3) above on behalf of the relevant legal entity, partnership or trust, or who will appear in person on behalf of such legal entity, partnership or trust before such Dutch notary to sign the Dutch Notarial Deed. As evidence of such individual’s authority to represent the relevant legal entity, partnership or trust, the Dutch notary may require delivery of a formal legal opinion by a reputable attorney admitted to practice in the jurisdiction of organization of the relevant legal entity, partnership or trust, attesting to such authority.

(5)	The Dutch notary before whom the Dutch Notarial Deed is executed must be provided with a copy of the valid passport, or other acceptable identity document under Dutch law, of the individual who executes the relevant Dutch Notarial Deed in person before such notary, or who has granted a power of attorney to such notary for the execution of the Dutch Notarial Deed.

(6)	In order for a transfer of Shares to be valid insofar as Mobileye is concerned, Mobileye must be a party to the Dutch Notarial Deed pursuant to which Shares are transferred, solely for the purpose of acknowledging the transfer of such Shares.

(7)	The parties to the Dutch Notarial Deed must pay fees to the Dutch notary before whom the Dutch Notarial Deed is executed, based on the regular hourly rates for partners and associates of the Dutch law firm with which such notary is associated. Fees for execution of a Dutch Notarial Deed of transfer of Shares can be expected to be between EUR 2,000 and EUR 5,000 for each such Dutch Notarial Deed executed by a Dutch notary.

(8)	As drafting of the powers of attorney and the Dutch Notarial Deed can take place in advance of the above process (with the relevant details of the parties to be added prior to the execution of the Dutch Notarial Deed), to a large extent, the timing of the above process depends on how quickly the transferor is able to comply with the required steps set out above. Process time depends on a variety of factors, including how quickly a local notary can legalize a signature and passport, how quickly a formal legal opinion can be provided (if applicable) and how quickly an apostille can be obtained. For instance, in some jurisdictions an apostille can be obtained in two hours on a business day, whereas in other jurisdictions this may take more time. It is impossible to specify precise timing given the multiple jurisdictions involved.

In order to avoid delay in the process, prior to the effectiveness of the Conversion Amendment Purchaser (the transferee of the Shares) and Mobileye will each grant a power of attorney to a Dutch notary for the execution of all Dutch Notarial Deeds, and each will comply with the steps set out above, except for the execution of the Dutch Notarial Deed, which can only take place if all parties to the relevant Dutch Notarial Deed have complied with the steps set out above. Upon the request to the Information Agent of a Mobileye shareholder desiring to transfer such Mobileye shareholder’s Shares to Purchaser, the Information Agent will provide such Mobileye shareholder with (i) a form of power of attorney, (ii) a form of Dutch Notarial Deed and (iii) contact details of the Dutch notary, in order to enable such Mobileye shareholder to comply with the steps set out above.

As a result, after the effectiveness of the Conversion Amendment, and prior to the execution of the relevant Notarial Deed, the timing largely depends on the transferor of the Shares.

(9)	The transferor and transferee of Shares will be solely responsible for paying all of the Dutch notary’s fees in connection with any transfer of Shares by way of execution of a Dutch Notarial Deed. None of Intel, Purchase nor Mobileye will advance to Mobileye shareholders transferring Shares, or reimburse Mobileye shareholders transferring Shares for, any part of such fees.

Intel and Purchaser have advised Mobileye that Intel and Purchaser will cause Mobileye, in order to ensure the validity of all Dutch Notarial Deeds executed before a Dutch notary (see paragraph (6) above), to become a party to all Dutch Notarial Deeds of transfer of Shares executed before a Dutch notary after the Conversion Amendment becomes effective.

(5)    The paragraph beginning “In addition, you should be aware” in Section 13 — “Certain Effects of the Offer — Market for the Shares” on page 56 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

In addition, you should be aware that, after amendment of Mobileye’s articles of association, following the Offer Closing, pursuant to the Conversion Resolutions proposed to be approved at the EGM, record ownership of Mobileye shares can only be transferred pursuant to a notarial deed executed before a Dutch notary, which will require compliance by the transferor and transferee of Shares with various administrative formalities under Dutch law and will also require shareholders to incur costs for Dutch notarial fees when they transfer Mobileye shares. If such amendment to Mobileye’s articles of association becomes effective during the Subsequent Offering Period or the Minority Exit Offering Period, then all transfers of record ownership of the Shares to Purchaser during the Subsequent Offering Period and (if applicable) the Minority Exit Offering Period must be effected by way of a notarial deed executed before a Dutch notary (which will require tendering Mobileye shareholders to execute a power of attorney in coordination with Purchaser, legalized and apostilled, and to provide know-your-customer information, each to the satisfaction of the Dutch civil-law notary); this will cause transfers of record ownership of Shares to Purchaser during such extensions of the Offer to be substantially more expensive, cumbersome and time-consuming than transfers of record ownership of Shares to Purchaser prior to the Expiration Time. Any Shares so transferred and tendered will immediately be accepted by Purchaser and promptly paid in cash, at an amount per Share equal to the Offer Consideration, without interest and less applicable withholding taxes. Please see Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Notarial Deed Requirement” for additional information). Furthermore, you should be aware that after the effectiveness of the Delisting Amendment, any Share acquired by a Mobileye shareholder after the date of the effectiveness of the Delisting Amendment would not be transferable prior to March 1, 2019, unless the Mobileye Board has approved such transfer; provided that Intel has agreed to waive any such restriction with respect to Shares which a Mobileye shareholder desires to tender pursuant to the Offer during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period.

(B)    The Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees related to the Offer to Purchase, copies of which are attached as Exhibits (a)(1)(D) and (a)(1)(E), respectively, to the Schedule TO are hereby amended and supplemented to replace the sentence beginning “The Purchase Agreement provides, among other things” with the following sentence:

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will (a) at or as promptly as practicable following the Expiration Time (but in any event prior to 9:00 a.m. New York City time on the next business day following the Expiration Time), accept for payment (the time of acceptance for payment, the “Acceptance Time”) and (b) promptly following the Expiration Time (but in any event within three business days thereafter), pay for all Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Acceptance Time (such time of payment, the “Offer Closing”).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2017

Cyclops Holdings, LLC

By:	/s/ Robert H. Swan
Robert H. Swan
Manager

Intel Corporation

By:	/s/ Robert H. Swan
Robert H. Swan
Executive Vice President and
Chief Financial Officer

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 5, 2017.*

(a)(1)(B)	Form of Letter of Transmittal (including the Declaration of Status for Israeli Income Tax Purposes and Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement as published in The Wall Street Journal on April 5, 2017.*

(a)(5)(A)	Joint Press Release issued by Intel Corporation and Mobileye N.V., dated March 13, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(B)	Investor Presentation, dated March 13, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(C)	Intel Acquires Mobileye Frequently Asked Questions, dated March 13, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(D)	Letter to Intel Corporation Employees from Brian Krzanich, Chief Executive Officer of Intel Corporation, dated March 13, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(E)	Intel Corporation and Mobileye N.V. Transaction Website Homepage, published March 13, 2017 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(F)	Transcript of Joint Investor Conference Call held by Intel Corporation and Mobileye N.V. on March 13, 2017 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(G)	Intel Corporation to Acquire Mobileye N.V. Revised Frequently Asked Questions (FAQ), dated March 17, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 17, 2017).

(a)(5)(H)	Text of Press Release issued by Intel Corporation, dated April 5, 2017, announcing launch of Tender Offer.*

(a)(5)(I)	English Translation of the Japanese-language Extraordinary Report filed by Intel Corporation with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan pursuant to the Financial Instruments and Exchange Act of Japan, dated April 20, 2017.**

(d)(1)	Purchase Agreement, dated as of March 12, 2017, by and among Intel Corporation, Cyclops Holdings, Inc., and Mobileye N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(2)	Confidentiality Agreement, effective as of February 1, 2017, by and between Intel Corporation and Mobileye N.V.*

(d)(3)	Transaction Letter, dated as of February 1, 2017, by and between Intel Corporation and Mobileye N.V.*

(d)(4)	Tender and Support Agreement, dated as of March 12, 2017, by and between Intel Corporation, Ziv Aviram, and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

Exhibit No.	Description

(d)(5)	Tender and Support Agreement, dated as of March 12, 2017, by and between Intel Corporation, Amnon Shashua, and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(6)	Non-Competition Agreement, dated as of March 12, 2017, by and between Intel Corporation and Amnon Shashua (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(7)	Employment Agreement Addendum, dated as of March 12, 2017, by and between Mobileye Vision Technologies Ltd. and Amnon Shashua.*

(d)(8)	Power of Attorney of Intel Corporation and Cyclops Holdings, LLC, dated April 20, 2017.**

*	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in its Tender Offer Statement on Schedule TO on April 5, 2017.

**	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in Amendment No. 1 to its Tender Offer Statement on Schedule TO on April 20, 2017.